Exhibit 99.1

Envigado, July 25, 2023

ÉXITO’S 20-F REGISTRATION STATEMENT FOR ITS LEVEL II AMERICAN DEPOSITARY

RECEIPTS DECLARED EFFECTIVE BY SEC

(“OTHER EVENTS”)

Almacenes Éxito S.A. (“Éxito”) informs its shareholders and the market, in development of the project disclosed to the market in the relevant information published on August 10, September 5 and December 30, 2022, and January 9, February 15, and April 4 and 17, and July 3, 2023 (the “Project”) that the request of register (Form 20-F) of its American Depositary Receipts Level II (“ADRs”) before the Securities and Exchange Commission of the United States (SEC) has been declared effective. Likewise, the New York Stock Exchange (“NYSE”) has approved the listing of the ADRs.

As disclosed to the market, the Project comprises: (i) the implementation of a Level II Brazilian Depositary Receipt (“BDR”) program, which took place on April 4, 2023 (ii) the implementation of a Level II American Depositary Receipt (“ADR”) program, the result of which is being reported today; and (iii) a capital reduction of Companhia Brasileira de Distribuição (known as “GPA”), which will take place in Brazil, through which GPA expects to distribute approximately 83% of Éxito’s capital to its more than 50,000 shareholders. With this operation, the shareholders of GPA would become shareholders of Éxito, in proportion to their participation in the capital stock of GPA, directly and would receive their shares in Éxito through ADRs or BDRs.

With this operation, GPA shareholders will become Éxito shareholders directly, through ADRs or BDRs. The distribution of BDRs and ADRs to GPA’s shareholders resulting from its capital reduction will take place once the local Colombian authorities approve the transfers of shares to the ADR and BDR programs, expected to occur in the middle of the third quarter of 2023. Once the transfer is completed, the ADRs and BDRs will begin trading on the New York Stock Exchange and the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), respectively.

Any additional information relating to the Project that may be relevant to shareholders will be disclosed in due course.

Forward-Looking Statements

This document contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.